SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

The GDL Fund
(Name of Issuer)

Series B Cumulative Puttable and Callable Preferred Shares ("Series B")
(Title of Class of Securities)

361570302
(CUSIP Number)

John Gabelli
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_____________December 18, 2014____________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

 CUSIP No. 361570302
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG 1999 Descendants Trust
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) OO

Item 1.                                        Security and Issuer
This Amendment No. 1 to Schedule 13D on the Series B Preferred Shares, of The GDL Fund (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on October 17, 2013.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                        Identity and Background
(a) This statement is being filed by MJG 1999 Descendants Trust (the "Reporting Person").
(b) The Reporting Person's business address is One Corporate Center, Rye, New York 10580.
(c)  The Reporting Person, an irrevocable trust, was created in accordance with the laws of the State of Delaware in 1999. John Gabelli is the Trustee and Mario J. Gabelli is the Settlor.
(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                                        Interest In Securities Of The Issuer
(a) The Reporting Person no longer has beneficial ownership of any of the Issuer's shares.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.
(e) The Reporting Person ceased to be beneficial owner of 5% or more of the Issuer's Series B Preferred Shares on December 18, 2014.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            December 29, 2014

MJG 1999 DESCENDANTS TRUST

By:/s/ John Gabelli
     John Gabelli
     Trustee

 SCHEDULE I
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE

 THE GDL FUND – SERIES B PREFERRED

           MJG 1999 DESCENDANTS TRUST
                      12/18/14          190,000-           50.1600

(1) THE SHARES REPORTED WERE SOLD IN A PRIVATE TRANSACTION.